# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perfect Moment Ltd., CIK 0001849221
CUSIP: 713715100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 244 FIFTH AVENUE, SUITE 1219, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 06/27/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001105907

## Reporting persons
- BARD ASSOCIATES INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 402,500; shared voting power 0; sole dispositive power 402,500; shared dispositive power 3,997,500; aggregate amount beneficially owned 4,400,000 (16.4% of the class)

## Item 1. Issuer
Name of issuer: Perfect Moment Ltd.
Address of issuer's principal executive offices: 244 FIFTH AVENUE, SUITE 1219, NEW YORK, NEW YORK, 10001

## Item 2. Person Filing
Name of person filing: Bard Associates, Inc.
Address of principal business office or, if none, residence: 135 South LaSalle St, Suite 3700, Chicago, IL 60603
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4400000
Percent of class: 16.4
Sole power to vote or to direct the vote: 402,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 402,500
Shared power to dispose or to direct the disposition: 3,997,500

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Michael Y. Demaray is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BARD ASSOCIATES INC: Michael Y. Demaray, President (07/02/2025)